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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                         THE ARNOLD PALMER GOLF COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.50 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  696765 10 06
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                      HUGH F. SHARBER, MILLER & MARTIN LLP
                         SUITE 1000, VOLUNTEER BUILDING,
                    832 GEORGIA AVENUE, CHATTANOOGA, TN 37402
                                 (423) 756-6600
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               SEPTEMBER 22, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only):
                       APGC Holdings Company, LLC
         -----------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group.

         (a)    X
            --------
         (b)
            --------

3.       SEC Use Only
                      ----------------------------------------------------------

4.       Source of funds:  AF
                          ------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                     ----------

6.       Citizenship or place of organization:       Delaware

Number of shares beneficially owned by each reporting person with:

         7.       Sole voting power -              0
                                      ------------------------------------------

         8.       Shared voting power -    1,597,717
                                       -----------------------------------------

         9.       Sole dispositive power -           0
                                           -------------------------------------

         10.      Shared dispositive power - 1,597,717
                                            ------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
            1,597,717
         -----------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares
                --------

13.      Percent of Class Represented by Amount in Row (11) - 100.0%
                                                             ---------

14.      Type of reporting person -   PN
                                    ------



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1.       Names of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only):
                         John T. Lupton
         -----------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group.

         (a)    X
            --------

         (b)
            --------

3.       SEC Use Only
                      ----------------------------------------------------------

4.       Source of funds:  PF, AF
                          ------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                      --------

6.       Citizenship or place of organization:  United States of America

Number of shares beneficially owned by each reporting person with:

         7.       Sole voting power -              0
                                      ------------------------------------------

         8.       Shared voting power -    1,340,606
                                        ----------------------------------------

         9.       Sole dispositive power -          0
                                           -------------------------------------

         10.      Shared dispositive power - 1,340,606
                                            ------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
            1,340,606
         -----------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares   X
                -------

13.      Percent of Class Represented by Amount in Row (11) - 83.9%
                                                             --------

14.      Type of reporting person -   IN
                                    ------


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1.       Names of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only):
                       Arnold Palmer Enterprises, Inc.
         -----------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group.

         (a)    X
            --------

         (b)
            --------

3.       SEC Use Only
                      ----------------------------------------------------------

4.       Source of funds:  AF
                          ------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                     ----------

6.       Citizenship or place of organization:            Ohio
                                               ---------------------------------

Number of shares beneficially owned by each reporting person with:

         7.       Sole voting power -              0
                                      ------------------------------------

         8.       Shared voting power -            0
                                        ---------------------------------

         9.       Sole dispositive power -            0
                                           -------------------------------

         10.      Shared dispositive power -       0
                                             -----------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
                    0
         -----------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares
                --------

13.      Percent of Class Represented by Amount in Row (11) - 0.0%
                                                             -------

14.      Type of reporting person -   CO
                                    ------



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1.       Names of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only):
                                Arnold D. Palmer
         -----------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group.

         (a)    X
            --------

         (b)
            --------

3.       SEC Use Only
                      ----------------------------------------------------------

4.       Source of funds:  AF
                          ------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                     ----------

6.       Citizenship or place of organization: United States of America
                                               ---------------------------------

Number of shares beneficially owned by each reporting person with:

         7.       Sole voting power -              0
                                      ------------------------------------

         8.       Shared voting power -      224,579
                                       -----------------------------------------

         9.       Sole dispositive power -         0
                                           -------------------------------------

         10.      Shared dispositive power -   224,579
                                            ------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
              224,579
         -----------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares   X
                --------

13.      Percent of Class Represented by Amount in Row (11) - 14.1%
                                                             -------

14.      Type of reporting person -   IN
                                    ------



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1.       Names of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only):
                         Cindy L. Davis
         -----------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group.

         (a)    X
            --------

         (b)
            --------

3.       SEC Use Only
                      ----------------------------------------------------------

4.       Source of funds:  PF
                          ------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                     ----------

6.       Citizenship or place of organization:       United States of America

Number of shares beneficially owned by each reporting person with:

         7.       Sole voting power -              0
                                      ------------------------------------

         8.       Shared voting power -        32,532
                                       -----------------------------------------

         9.       Sole dispositive power -          0
                                           -------------------------------------

         10.      Shared dispositive power -    32,532
                                            ------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
               32,532
         -----------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares
                --------

13.      Percent of Class Represented by Amount in Row (11) - 2.0%
                                                             -------

14.      Type of reporting person -   IN
                                    ------



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                                  SCHEDULE 13D

         This Amendment No. 2 to Schedule 13D is filed on behalf of APGC Holdings Company, LLC, ("Holdings"), John T. Lupton, Arnold Palmer Enterprises, Inc., Arnold D. Palmer and Cindy L. Davis and amends and supplements the
Schedule 13D dated April 29, 1999, filed on May 10, 1999, and the Amendment No. 1 to Schedule 13D dated June 3, 1999, filed on June 11, 1999, and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This Amendment No. 2 is being filed to reflect the capitalization of Holdings and the consummation of the transaction previously disclosed whereby the undersigned have acquired ownership of all of the outstanding shares of the Issuer.

         The Schedule 13D is hereby amended as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The following paragraphs are added at the end of Item 5:

         On September 22, 1999, at a Special Meeting, the shareholders of the Issuer approved the Agreement and Plan of Merger dated June 3, 1999, as amended (the "Merger Agreement"), by and among the Company, APGC Holdings Company, LLC, ("Holdings") and APGC Acquisition Corp. ("Merger Sub") whereby Merger Sub has been merged with and into the Company with the Company as the surviving corporation (the "Merger"). The Company filed Articles of Merger with the Secretary of State of Tennessee on September 22, 1999, and the Merger became effective on that date. As a result of the Merger, each share of the Company's issued and outstanding stock prior to the Merger, other than shares held by Holdings and the continuing shareholders identified below, was converted into the right to receive $1.20 in cash, totalling $2,795,979.60 in the aggregate. The funds for the consummation of the Merger were provided through cash contributions by the members of Holdings.

         As a result of the Merger and the transactions consummated in connection therewith, each outstanding share of the Company's Common Stock, other than 1,000 Company Shares held by each of Arnold D. Palmer, John T. Lupton and the Thomas Cartter Lupton Trust f/b/o John
         T. Lupton (the "Continuing Shareholders"), is owned by Holdings. The Continuing Shareholders each hold an approximate 0.06% direct equity interest in the Company. John T. Lupton, through his membership interest in Holdings, holds an approximate 63.5% indirect equity interest in the Company. The Lupton Trust, through its



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         membership interest in Holdings, holds an approximate 20.3% indirect equity interest in the Company. Arnold D. Palmer, through his membership interest in Holdings, holds an approximate 14.0% indirect equity interest in the Company. Cindy L. Davis, through her membership interest in the Holdings, holds an approximate 2.0% indirect equity interest in the Company.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         On September 20, 1999, the Continuing Shareholders, pursuant to their existing Contribution Agreements with Holdings, contributed to Holdings 1,594,717 outstanding shares of Common Stock of the Issuer beneficially owned by the Continuing Shareholders and additional cash in accordance with the capital call issued by the Board of Managers of Holdings. In conjunction therewith, the Continuing Shareholders and Ms. Davis entered into an Limited Liability Company Agreement dated to be effective as of April 27, 1999, governing the management and operations of Holdings. Arnold Palmer Enterprises, Inc., which initially signed a contribution agreement with Holdings, will not become a member of Holdings.

ITEM 7.  MATERIAL FILED AS EXHIBITS

         The following is added to Item 7:

         Exhibit E: Limited Liability Company Agreement, dated as of April 27, 1999, by and among the members of APGC Holdings Company, LLC





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         After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       APGC HOLDINGS COMPANY, LLC


    9/30/99                            By: /s/ Joel W. Richardson, Jr.
------------------                        --------------------------------------
Date                                   Title: Secretary
                                             -----------------------------------







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         After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     9/30/99                              /s/ Joel W. Richardson, Jr.
------------------                        --------------------------------------
Date                                               Attorney-in-Fact
                                          John T. Lupton







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         After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       ARNOLD PALMER ENTERPRISES, INC.



    9/30/99                            By: /s/ Joel W. Richardson, Jr.
------------------                        --------------------------------------
Date                                   Title: Attorney-in-Fact
                                             -----------------------------------








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         After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    9/30/99                             /s/ Joel W. Richardson, Attorney-in-Fact
------------------                      ----------------------------------------
Date                                    Cindy L. Davis








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         After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    9/30/99                             /s/ Joel W. Richardson, Attorney-in-Fact
------------------                      ----------------------------------------
Date                                    Arnold D. Palmer